Filed by Analysts International Corporation Pursuant to Rule 425
Under the Securities Act of 1933 and deemed
Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Analysts International Corporation
Commission File No.: 0-4090

Memo

To:
All Analysts International and Computer Horizons employees

From:
Randy Verdino

CC:
Mike LaVelle, Bill Murphy, Jeff Baker, Dave Steichen

Date:
May 27, 2005

Re:
Integration Planning Process Update

        I have recently been asked to serve in the capacity of Integration Planning Leader overseeing all merger related planning activities between Analysts International and Computer Horizons. For those of you who haven't met me, I am the President of Commercial Services for CHC, where I have worked for nineteen years. I am honored to serve in the capacity of Integration Planning Leader and I am fully dedicated to the creation of a great and new company. My promise to you is that we will fully communicate our plans and decisions when they are made. There will be no secrets and no empty promises made along the way. In this spirit I would like to inform you of exactly what has taken place so far and what will happen next in this process.

        The overall integration process will be run like a project with three phases. Phase I began with our announcement in April and concluded this week with the finalization of the integration planning roadmap. Up to this point we have defined integration scope, methodology, synergies, interdependencies and communication plans. We are now ready to launch functional planning teams in HR, Legal, Finance, Accounting, Shared Services, IT, Marketing/IR, Facilities and Field Operations. We have established a Program Management Office that will serve as the central place for all integration planning activities. The PMO will be staffed by RSM McGladrey, specialists in this type of engagement. In short, Phase I produced a detailed and organized plan that we will use to complete Phase II (Detailed Integration Planning) and Phase III (Implementation).

        We expect to conclude Phase II (Detailed Integration Planning) by mid July prior to final merger approval. This phase is where many plans and recommendations will be made that will ultimately define our new company. Phase III (Implementation) will only begin after the merger is officially approved and it may take through the balance of the year to complete. Until all necessary merger approvals are obtained (including completion of anti-trust review), both companies and their respective employees will, of course, continue to operate as separate entities as required by applicable federal and state law. Over the next several months designated individuals will be working hard to develop the right plans and recommendations for the merged company. These teams will be comprised of members from both companies. We do have tight deadlines we hope to meet, however, so we will be moving at a fast but thoughtful pace.

        I would like to conclude with another important statement. This merger is not just about cost reduction. While we do see some opportunity to reduce costs that we must capitalize on we are very mindful of the fact that we are merging to create a stronger company not a weaker one. I will stay in contact with you bi-weekly via regular memos like this one. If you have any questions or comments for me personally or for the integration planning teams please use the FAQ facilities that have been established for employee communications via your respective web sites.

Best Regards,

Randy Verdino

Forward-Looking Statements

        This memorandum contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this memorandum may include statements about future financial and operating results and about the proposed merger of Computer Horizons and Analysts International. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not received required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Computer Horizons or Analysts International expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) the risk that the Computer Horizons' and Analysts' businesses will not be integrated successfully to yield the anticipated cost savings and financial results; (ii) costs related to the proposed merger may be higher due to delays in obtaining regulatory approval; (iii) failure of the Computer Horizons and Analysts shareholders to approve the proposed merger; and (iii) other economic, business, competitive and/or regulatory factors affecting Computer Horizons' and Analysts' businesses generally, including those set forth in Computer Horizons' and Analysts' filings with the SEC, including in their respective Annual Reports on Form 10-K for the most recent fiscal years, especially in the Management's Discussion and Analysis section, the most recent Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K. All forward-looking statements included in this memorandum are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this memorandum to reflect events or circumstances after the date of this memorandum or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

        Computer Horizons Corp. intends to file with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation intend to file with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when it is available) and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus, once available, and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts International

Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

        Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information regarding Analysts International's officers and directors is included in Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission April 15, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.